Exhibit 99.(a)(1)(H)
EMAIL CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM
This email confirms our receipt of your Notice of Withdrawal rejecting MannKind Corporation’s Offer to Exchange Outstanding Options to Purchase Common Stock dated July 9, 2008 (the “Offer”) and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from participation in the Offer and cannot be used to make changes to your previously submitted Election Form. If you would like to change your election with respect to particular options only, you should submit a new Election Form instead.
In addition, you may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m. Pacific Daylight Time on August 6, 2008, or if MannKind Corporation extends the Offer, before 5 p.m. Pacific Daylight Time on the extended Expiration Date. Election Forms can be found at http://forefront/hr/benefits1.1/optionexchange and must be delivered to Stock Administration according to their instructions.
You may email questions about the Offer to stockadmin@mannkindcorp.com or call (661) 775-5595.